UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   SIMONS, ANDREW D.
   3916 State Street, Suite 300
   Santa Barbara, CA  93105
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Checkers Drive-In Restaurants, Inc.
   CHKR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, General Counsel and Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Employee Stock Option |$3.37   |8/5/9|A   | |A          |A  |(2)  |8/5/0|Common Stock|8,333 (|       |            |D  |            |
(right to buy)        |        |9    |    | |           |   |     |9    |            |1)     |       |            |   |            |
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Employee Stock Option |$3.39   |8/9/9|C (3| |A          |A  |(2)  |8/5/0|Common Stock|16,583 |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |     |9    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |24,916      |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Constitutes 100,000 options to purchase Checkers common stock awarded on 8/5/99 pursuant to the 1994
Employee Stock Option Plan. These options were subject to a one-for-twelve reverse stock split effective 8/9/99.
2. Options were granted on 8/5/99 and vest in equal increments over a period of three years.
3. Options originally granted under the stock option plan of Rally's Hamburgers, Inc. which were converted to options in Checkers in connection with the merger between Rally's and Checkers dated 8/9/99.
SIGNATURE OF REPORTING PERSON
ANDREW D. SIMONS